

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 6, 2008

Mr. Wesley A Taylor
Smith-Midland Corporation
5119 Catlett Road
P.O. Box 300
Midland, VA 22728

>   **RE: Smith-Midland Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed April 15, 2008**
>   **File #1-13752**

Dear Mr. Taylor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources, page 16

1. We note your disclosure that you are especially sensitive to changes in the prevailing interest rate. Please revise future filings to provide quantitative information regarding how changes in interest rates may impact your results.

2. Please revise future filings to disclose and discuss accounts receivable days outstanding and inventory turnover due to the significance of these balances to asses and liquidity.

Item 9A Controls and Procedures, page 20
Management's Report on Internal Control over Financial Reporting, page 20

3. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

   If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In completing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

   Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Disclosure Controls and Procedures, page 21

4. We note your statement that your principal executive officer and principal financial officer cannot conclude that your disclosure controls and procedures were effective. Please note that you must conclude that your disclosure controls and procedures are effective or not effective, whichever the case may be. See Exchange Act Rule 13a-15(e). Please revise as appropriate.

Report of Independent Registered Public Accountants, page F-3

5. Please revise to have your auditors clarify if they conducted their audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)". Reference Auditing Standard No. 1.

Revenue Recognition, page F-12

6. With a view towards future disclosure, please provide us with the following information regarding your revenue recognition policy:
   - We note that you recognize the revenue on the sale of your standard precast concrete products at shipment date, which appears to be before the products are installed. Please tell us how you determined that such a policy was appropriate. In this regard, please tell us what consideration you gave to recognizing the product revenue upon installation and how you determined that the product and installation service revenue were separable.
   - Please provide us with a more specific and comprehensive discussion regarding when and how your installation services, leasing, royalties and shipping revenue are earned.
   - Please provide us with a more specific and comprehensive discussion regarding when and how your license revenue is earned. In this regard, please also clarify if the license arrangements are perpetual or subject to a term.
   - We note that sales of certain of your products are recognized upon completion of units produced under long-term contracts. Please tell us what specific accounting literature you referenced in formulating this policy and tell us how the specific terms of these contracts support your policy.
   - Please tell us if you provide a warranty on your products, and if so, how you are accounting for this obligation.

Advertising Costs, page F-13

7. We note from your disclosure on page eight that you enter into cooperative advertising programs. With a view toward future disclosures, please tell us how you account for these programs. Reference EITF 01-9.

Note 3. Related Party Transactions, page F-17

8. We note your statement that repayment of your unsecured note receivable
    included a Board-approved bonus of $24,094. We further note that the entire
    $143,730 balance is listed as a non-cash item in your consolidated statements of
    cash flows. Please clarify the terms of the repayment.

Note 7. Commitments and Contingencies, page F-20

9. We note that on March 14, 2007, you ended negotiations to purchase a
    manufacturing facility in Columbia, South Carolina. Please tell us how you
    determined it was appropriate to include the expense from the capitalized
    acquisition related costs in your 2006 operating loss.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their
    filings;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief